UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

MONARCH CASINO & RESORT, INC.

(Name of Subject Company (Issuer) and Filing Person (Officer))

Options to Purchase Common Stock, $0.01 par value per share	609027107
(Title of Class of Securities)	(CUSIP Number of Class of Securities Underlying Common Stock)

Ronald Rowan
Chief Financial Officer and Treasurer
Monarch Casino & Resort, Inc.

3800 South Virginia Street
Reno, NV  89502
(775) 335-4600

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Michael J. Bonner

Eric T. Blum
Greenberg Traurig, LLP
3773 Howard Hughes Parkway

Suite 400 North
Las Vegas, Nevada  89169
Phone: (702) 792-3773

Fax: (702) 792-9002

Transaction Valuations*	Amount of Filing Fee**
$4,610,434	$328.72

*                 Estimated solely for purposes of calculating the Amount of Filing Fee.  The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer.  These options cover an aggregate of 470,988 shares of the issuer’s common stock and have an aggregate value of $4,610,434 as of May 17, 2010, calculated based on a Black-Scholes option pricing model.

**          The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Valuation.  The transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$328.72

Form or Registration No.:	Schedule TO-I

Filing Party:	Monarch Casino & Resort, Inc.

Date Filed:	May 21, 2010

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on May 21, 2010, relating to an offer by Monarch Casino & Resort, Inc., a Nevada corporation (the “Company”), to certain employees, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $1.01 per share, on the terms and conditions set forth in the Offer to Exchange Specified Stock Options for New Stock Options, dated May 21, 2010 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO.

Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO remains unchanged.  This Amendment No. 1 should be read in conjunction with the Schedule TO.  The item of the Schedule TO set forth below is hereby further amended and supplemented as follows:

ITEM 10.  FINANCIAL STATEMENTS

(a)                                  Financial Information

The section captioned Section 9. Information Concerning Monarch; Financial Information beginning on page 20 of the Offer to Exchange is hereby amended to include the following:

“Book Value Per Share.  Our book value per share as of our most recent balance sheet dated March 31, 2010 was $7.16”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MONARCH CASINO & RESORT, INC.

	By:	/s/ Ronald Rowan
	Name:	Ronald Rowan
	Title:	Chief Financial Officer and Treasurer

Date: May 26, 2010